Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics to Present at BioContact 2012 in Quebec City

TORONTO, CANADA, October 3, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that Dr. Aiping Young, President and CEO of Lorus, will be presenting a corporate overview at BioContact Québec on Thursday, October 4th at 9:30 am EST, in the Salle Grande-Allée at Château Laurier. The presentation will provide an update on Lorus’ pipeline of novel anticancer therapies, as well as important upcoming milestones that the company expects to translate into positive growth opportunities.

"This symposium remains an important event on the Canadian biotech industry calendar, and I look forward to presenting Lorus and its exciting progress on multiple levels to the healthcare investment community as well as our peers,” said Dr. Aiping Young, President and CEO.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to achieve milestones as planned or at all, our ability to secure partnerships for any of our drug candidates, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; our ability to achieve future milestones as planned or at all; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com